FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta Full Year Results 2003

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Financial release – Communiqué financier – Finanzmitteilung

Full Year Results 2003
Basel, Switzerland, 11 February 2004

‘Strong performance in 2003 provides platform for future growth’

•	Sales up 6 percent to $6.6 billion, -1% CER(1); growth in second half +2% CER
•	New product sales of half a billion dollars
•	Earnings per share(2) up 36 percent to $3.56
•	Free cash flow(3) $562 million: dividend doubled to CHF1.70
•	Progressive dividend plus share repurchase: more than $800 million return planned over three years
•	Operational efficiency program: further $300 million annual savings by 2008

Financial Highlights

	Excluding Restructuring and Impairment(4)				Including Restructuring and Impairment(4)

	2003 $m	2002 $m	Actual %	CER %	2003 $m	2002 $m

Sales	6578	6197	+6	- 1	6578	6197

EBITDA(5)	1219	1154	+6	+4
Net Income	363	265	+37		268	(27)
Earnings per Share	$3.56	$2.61	+36		$2.63	$(0.26)

Heinz Imhof, Chairman, said:

“Syngenta has again demonstrated the quality of its product portfolio and its ability to adapt to changing markets. The results achieved in 2003 reflect the determination of all employees in a highly competitive environment. Today’s announcement attests to our commitment to create value for our shareholders, and this leads the Board to recommend an enhanced cash return to our shareholders.”

Michael Pragnell, Chief Executive Officer, said:

“In 2003 Syngenta delivered a strong performance which provides an excellent platform for future growth. The second half of the year was particularly encouraging with sales growth in both the third and fourth quarters. In Crop Protection we took full advantage of buoyant conditions in Latin America and generated high growth; this partly offset European and Asian market weakness; performance in NAFTA was robust, driven by growth in Selective Herbicides and Insecticides. Seeds and Professional Products delivered strong results. Merger synergies are running one year ahead of plan and our continuing focus on cost and capital efficiency will deliver further savings over the next five years.”

(1)	For a definition of constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis is before restructuring and impairment.
(3)	For a definition of free cash flow, see Appendix C.
4)	The amounts including restructuring and impairment are reported in accordance with International Financial Reporting Standards (IFRS) set out in Note 4. The impact of these charges in 2003 is $95m (2002: $292m) on net income and $0.93 (2002: $2.87) on earnings per share.
(5)	EBITDA is a non-GAAP measure in regular use as a measure of gross cash flow generation and is defined in Appendix D.

Highlights for 2003

Sales, at constant exchange rates (CER), were one percent lower, with growth in the second half of two percent (CER). Crop Protection sales were two percent lower; excluding the impact of range rationalization they were unchanged. Seeds sales rose by five percent. A disciplined pricing strategy resulted in the stabilization of Crop Protection prices and, with a contribution from Seeds, pricing at group level was positive.

EBITDA improved by four percent (CER) due to second half sales growth, cost savings and an improving product mix.

Earnings per share excluding restructuring and impairment were up 36 percent to $3.56 reflecting lower net financial expenses and a further reduction in the tax rate. After charges for restructuring and impairment earnings per share were $2.63 (2002: $(0.26)).

Dividend and Share Repurchase Program: In recognition of the growth in earnings and strong cash flow, the Board has recommended a doubling of the dividend to CHF 1.70 per share (2002: CHF 0.85) to be paid by way of a nominal par value reduction, subject to shareholder approval at the Annual General Meeting (AGM) on 27 April 2004. In addition, the Board has approved a share repurchase program which, in conjunction with a progressive dividend policy, should lead to more than $800 million being returned to shareholders over the next three years. The share repurchase program is expected to commence after the AGM.

Currency: Sales were positively impacted by seven percent due to the weakness of the US dollar. At the EBITDA level this positive impact was partly offset by the strength of European currencies, in particular the Swiss franc and sterling, which increased European costs reported in dollars.

Crop Protection: Sales showed a slight decline for the full year but with a marked upturn in the second half, driven by Latin America and NAFTA. The performance of Insecticides and Professional Products was particularly encouraging and sales of Selective Herbicides, the largest product line, were up after several years of decline. Modernization of the product portfolio continued to be a prime focus throughout the year. Total sales of new products reached $501 million; growth in new product sales, notably the CALLISTO® range and ACTARA®/CRUISER®, was $177 million (CER), more than offsetting the impact of range rationalization ($107 million). The cumulative growth of new products since merger is $418 million (CER) with the cumulative impact of range rationalization at $256 million (CER). The benefit of new launches, portfolio rationalization and continued focus on cost of goods sold resulted in an increase in gross profit margin at constant exchange rates to 50.3 percent (2002: 49.0 percent). EBITDA rose one percent (CER) to $1239 million.

Seeds: Sales in Field Crops and Vegetables and Flowers progressed well throughout the year. The main drivers were corn in Latin America and vegetables in Europe. The expansion of higher margin businesses, good cost control and the benefits of a disciplined pricing strategy contributed to a 15 percent (CER) increase in EBITDA to $146 million.

Plant Science: QUANTUM™ microbial phytase, developed jointly with Diversa Corporation, received its first registration in Mexico at the end of 2003 and is expected to achieve US registration in 2004 and will generate the first revenues for Plant Science.

Synergies: Synergies totaling $197 million were realized in 2003. Since the start of the program in 2000, $559 million of savings have been generated at an associated net cash cost of some $820 million. It is now expected that the $625 million target will be achieved in 2004, one year ahead of schedule; the cumulative cash cost of the program is expected to be just over $1 billion. During 2003 cost savings of $94 million were made in Cost of Goods; $55 million in Selling, General and Administrative; and $48 million in Research and Development. Since merger, the total number of employees has been reduced by some 3,600.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 2 OF 27

Restructuring and Impairment: Restructuring and Impairment charges of $163 million (2002: $396 million) largely relate to restructuring costs associated with implementation of the merger synergy program. Of the total amount $35 million is a non-cash charge. A gain of $39 million was realized through the receipt of shares and warrants from the research agreement with Diversa, announced in early 2003.

Operational Efficiency: In line with the commitment to sustain operational excellence, Syngenta will continue to streamline global operations. This new program is expected to deliver annual cost savings of $300 million by 2008. It will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the streamlining of global processes. The cash cost is expected to be around $500 million over five years with an associated non-cash charge of around $350 million.

Cash Flow and Balance Sheet: Free cash flow of $562 million (2002: $542 million) reflected the benefits of a continuing reduction in trade working capital and lower financial expenses and tax. The ratio of trade working capital as a percentage of sales at year end improved to 40 percent (2002: 42 percent). Fixed capital expenditure of $221 million was below depreciation ($263 million). At the period end, net debt was $1.2 billion (2002: $1.7 billion) representing a gearing ratio of 24 percent (2002: 38 percent).

Cash Return to Shareholders and Treasury Shares: Over the period 2004-2006 Syngenta intends to return over $800 million to shareholders through the combination of a progressive dividend policy and a share repurchase program. Since the creation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On 10 February 2004 Syngenta entered into an agreement to sell 4.5 million of these shares; this agreement will allow the Company to purchase an equivalent number of shares which will subsequently be cancelled, subject to approval at the 2005 AGM. The remaining 6.4 million shares are to be allocated to share-based compensation plans through 2006.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“Our confidence is reflected in our target of high teens compound annual growth in earnings per share* over the three years through 2006; this will be underpinned by further operational efficiency improvements which we expect to deliver $300 million in annual savings by 2008. Consistently strong cash flow affords us the opportunity to return cash to shareholders whilst retaining the flexibility to drive future growth, and this is reflected in our intention to return more than $800 million over the next three years. For 2004, early signs of stabilization in the crop protection market point to a more favorable environment and our organizational strength will allow us to take full advantage of all opportunities.”

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

* Fully diluted, excluding proposed share repurchase program, before restructuring and impairment.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 3 OF 27

Crop Protection

Except where stated, all narrative in this section refers to the full year. For a definition of constant exchanges rates and of range rationalization, see Appendix A and Appendix B respectively.

	Full Year		Growth			4th Quarter		Growth

Product line	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %

Selective herbicides	1717	1606	+7	+1	+2	285	280	+2	-5	- 3
Non-selective herbicides	616	650	- 5	- 10	- 10	107	110	- 3	- 8	- 8
Fungicides	1438	1398	+3	- 6	- 4	316	295	+7	- 1	+1
Insecticides	960	855	+12	+7	+10	242	177	+37	+31	+33
Professional products	642	585	+9	+4	+7	143	126	+14	+8	+15
Others	134	166	-19	-29	-28	28	35	-21	-27	-27

Total	5507	5260	+5	-2	-	1121	1023	+10	+3	+5

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE®MAX, TOPIK®

Sales of selective herbicides were driven by the CALLISTO® range which more than doubled to $218 million, augmented by the successful US launch of the new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL®/BICEP® MAGNUM were strong in the second half, notably in the USA. In cereals, sales of the grass herbicide TOPIK® increased in NAFTA and Asia Pacific where wheat markets were buoyant. FUSILADE® sales for soybeans in Brazil advanced and new products were successfully rolled-out in central and Eastern Europe.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales of GRAMOXONE® were impacted by our channel de-stocking program in China which more than offset growth in Brazil and Australasia. TOUCHDOWN®IQ® sales were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in Western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it is used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the USA outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in Western Europe.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales of insecticides showed robust growth despite a marked impact from range rationalization. ACTARA® achieved sales of $127 million with continuing strong growth, particularly on cotton and soybean in the USA and Brazil, and on rice in Japan. Sales of FORCE® were buoyant associated with an increase in corn rootworm pressure in the USA. Growth in KARATE® was broad-based. PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia where the cotton market recovered after a drought in 2002. VERTIMEC® benefited from high pest pressure and gained market share, notably in the USA and Italy.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 4 OF 27

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Professional Products also grew strongly despite a marked impact from range rationalization. Seed Treatment continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50 percent to $88 million. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public Health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the USA. First US sales of IMPASSE™, the innovative termite barrier, were made.

	Full Year		Growth			4th Quarter		Growth

Regional	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	2053	1919	+7	- 8	- 5	376	367	+2	-11	-10
NAFTA	1853	1864	- 1	- 1	-	219	238	- 8	- 7	- 4
Latin America	750	596	+26	+26	+26	279	177	+57	+56	+56
Asia Pacific	851	881	- 3	-10	- 6	247	241	+2	- 6	- 3

Total	5507	5260	+5	- 2	-	1121	1023	+10	+3	+5

Sales in Europe, Africa and the Middle East were particularly affected by range rationalization. In addition, extremely dry weather conditions in Western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by prudent channel inventory management in France.

In NAFTA sales were down slightly in the USA owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with impressive growth in the CALLISTO® range and a strong second half performance by DUAL®/BICEP®. Other product lines also performed well, notably Seed Treatment and Insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada and Mexico.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on buoyant conditions and its broad product offer and marketing strength. Higher commodity prices, more competitive currencies and strong export increased grower confidence and led to expanded corn and soybean acreage.

In Asia Pacific sales were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization. Japan was also heavily affected by range rationalization; excluding this, sales showed growth in a declining market. In Australia sales improved following an easing of drought conditions.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 5 OF 27

Seeds

Except where stated, all narrative in this section refers to the full year. For a definition of constant exchanges rates, see Appendix A.

	Full Year		Growth			4th Quarter		Growth

Product line	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %

Field Crops	570	503	+13	+4	+4	82	88	- 8	-11	-11
Vegetables & Flowers	501	434	+16	+5	+5	97	85	+16	+8	+8

Total	1071	937	+14	+5	+5	179	173	+3	- 2	- 2

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

NK® corn sales performed strongly, driven by Latin America, but were lower in the fourth quarter due to closer alignment with consumption in NAFTA. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of GM products accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the USA, New Produce Network™ sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe reflecting strength in the fast-growing young plant segment and improved customer relationship management.

	Full Year		Growth			4th Quarter		Growth

Regional	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	538	427	+26	+6	+6	52	40	+29	+11	+11
NAFTA	394	396	- 1	- 1	- 1	86	101	-15	-16	-16
Latin America	79	65	+22	+22	+22	24	19	+29	+29	+29
Asia Pacific	60	49	+22	+14	+14	17	13	+37	+25	+25

Total	1071	937	+14	+5	+5	179	173	+3	- 2	- 2

Sales in Europe, Africa and the Middle East grew strongly in oilseeds, vegetables and flowers. The main impetus came from Eastern Europe, in particular sunflower and oilseed rape. Varieties of high-value fresh vegetables continued to grow in both Mediterranean and northern European markets.

NAFTA sales decreased slightly owing to the closer alignment of corn sales to the planting season. Soybean sales showed strong growth in the USA.

Sales in Latin America benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In Asia Pacific growth in sales of corn in India and the Philippines contributed to an improved performance.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 6 OF 27

Currency

Syngenta is subject to material currency exposure which arises from two main factors: just over five percent of sales are in Swiss franc and sterling whereas these currencies represent some 30 percent of the cost base. In addition, some 19 percent of sales are made in emerging markets.

Most Euro-denominated sales occur in the first half; costs are spread more evenly throughout the year. Reported results are therefore affected by the timing of currency changes.

The weakness of the US dollar throughout the year had a positive impact of $443 million on sales and of $23 million at the EBITDA level. This included a hedging gain of $39 million (2002: $43 million).

Taxation

The 2003 tax rate has been reduced to 36 percent (December 2002: 39 percent). The company is on track to achieve the target of a tax rate in the low thirties in 2004, with a potential further reduction below 30 percent thereafter.

Presentation of Results

In line with the Company’s continuing commitment to transparency in communication, the impact of major restructuring and impairment on the income statement is separately disclosed, in order to facilitate the understanding of underlying performance.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569
Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 347 8348
Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 7 OF 27

Financial Summary

						Including
	Excluding Restructuring and			Restructuring and		Restructuring and
	Impairment			Impairment		Impairment

For the year to 31 December	2003	2002	CER (2)	2003	2002	2003	2002
	$m	$m	%	$m	$m	$m	$m

Sales	6578	6197	- 1	-	-	6578	6197

Gross profit	3285	3065	+ 1	-	-	3285	3065
Marketing & distribution	(1204)	(1146)	+ 3	-	-	(1204)	(1146)
Research and development	(727)	(697)	+ 4	-	-	(727)	(697)
General and administrative	(645)	(582)	- 3	-	-	(645)	(582)
Restructuring and impairment	-	-	-	(163)	(396)	(163)	(396)

Operating income	709	640	+ 12	(163)	(396)	546	244

Income before taxes and minority interests	574	445	+ 29	(163)	(396)	411	49
Income tax expense	(207)	(174)	- 19	68	104	(139)	(70)

Net income	363	265	+ 37	(95)	(292)	268	(27)

Earnings/(loss) per share (3)
- basic	$3.57	$2.61		$(0.93)	$(2.87)	$2.64	$(0.26)
- diluted	$3.56	$2.61		$(0.93)	$(2.87)	$2.63	$(0.26)

	2003	2002	CER (2)

Gross profit margin	49.9%	49.5%	50.5%
EBITDA margin (4)	18.5%	18.6%	19.5%
EBITDA (4)	1219	1154
Tax rate (5)	36%	39%
Free cash flow (6)	562	542
Trade working capital to sales (7)	40%	42%
Debt/Equity gearing (8)	24%	38%
Net debt (9)	1209	1671

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 19.
(2)	Growth rates are shown at constant exchange rates except for income before taxes, income tax expense and net income which are at actual dollar rates. For a description of CER see Appendix A on page 23.
(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2003 basic EPS 101,682,672 and diluted EPS 101,952,669; 2002 basic EPS 101,541,119 and diluted EPS 101,635,654.
(4)	EBITDA is a non-GAAP measure but in regular use by investors as a measure of an issuer's gross cash flow generation and is defined in Appendix D on page 24.
(5)	Tax rate on results excluding restructuring and impairment.
(6)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix C on page 23.
(7)	Period end trade working capital as a percentage of twelve-month sales, see Appendix G on page 25.
(8)	The calculation of debt/equity gearing is set out in Appendix F on page 25.
(9)	For a description of net debt, see Appendix F on page 25.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 8 OF 27

Full Year Segmental Results (1)

Syngenta	Full Year 2003 $m	Full Year 2002 $m	CER(2) %

Sales	6578	6197	- 1

Gross Profit	3285	3065	+ 1
Marketing and distribution	(1204)	(1146)	+ 3
Research and development	(727)	(697)	+ 4
General and administrative	(645)	(582)	- 3

Operating income	709	640	+ 12

EBITDA (3)	1219	1154	+ 4

EBITDA (%)	18.5	18.6

Crop Protection	Full Year 2003 $m	Full Year 2002 $m	CER(2) %

Sales	5507	5260	- 2

Gross Profit	2724	2579	+ 1
Marketing and distribution	(927)	(909)	+ 5
Research and development	(454)	(425)	+ 3
General and administrative	(563)	(500)	- 4

Operating income	780	745	+ 7

EBITDA (3)	1239	1214	+ 1

EBITDA (%)	22.5	23.1

Seeds	Full Year 2003 $m	Full Year 2002 $m	CER(2) %

Sales	1071	937	+ 5

Gross Profit	561	486	+ 4
Marketing and distribution	(275)	(237)	- 7
Research and development	(127)	(119)	+ 5
General and administrative	(59)	(62)	+ 12

Operating income	100	68	+ 24

EBITDA (3)	146	109	+ 15

EBITDA (%)	13.6	11.6

Plant Science	Full Year 2003 $m	Full Year 2002 $m)	CER(2) %

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(2)	-	n/a
Research and development	(146)	(153)	+ 8
General and administrative	(23)	(20)	- 10

Operating loss	(171)	(173)	+ 5

EBITDA (3)	(166)	(169)	+ 5

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 19.
(2)	Growth at constant exchange rates, see Appendix A on page 23.
(3)	For a reconciliation of segment EBITDA to segment operating income, see Appendix E on page 24.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 9 OF 27

Unaudited Second Half Segmental Results (1)

Syngenta	2nd Half 2003 $m	2nd Half 2002 $m	CER(2) %

Sales	2473	2295	+ 2

Gross Profit	1100	1010	+ 5
Marketing and distribution	(602)	(597)	+ 6
Research and development	(372)	(361)	+ 4
General and administrative	(327)	(259)	- 11

Operating income	(201)	(207)	+ 30

EBITDA (3)	54	55	+ 81

EBITDA (%)	2.2	2.4

Crop Protection	2nd Half 2003 $m	2nd Half 2002 $m	CER(2) %

Sales	2137	2004	+ 1

Gross Profit	925	863	+ 4
Marketing and distribution	(457)	(476)	+ 10
Research and development	(230)	(219)	+ 2
General and administrative	(289)	(223)	- 13

Operating income	(51)	(55)	+ 94

EBITDA (3)	179	186	+ 17

EBITDA (%)	8.4	9.3

Seeds	2nd Half 2003 $m	2nd Half 2002 $m	CER(2) %

Sales	336	291	+ 9

Gross Profit	175	147	+ 10
Marketing and distribution	(143)	(121)	- 10
Research and development	(65)	(62)	+ 7
General and administrative	(24)	(25)	+ 10

Operating income	(57)	(61)	+ 16

EBITDA (3)	(34)	(39)	+ 23

EBITDA (%)	-10.1	-13.6

Plant Science	2nd Half 2003 $m	2nd Half 2002 $m	CER(2) %

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(2)	-	n/a
Research and development	(77)	(80)	+ 6
General and administrative	(14)	(11)	- 19

Operating income	(93)	(91)	+ 1

EBITDA (3)	(91)	(92)	+ 3

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 19.
(2)	Growth at constant exchange rates, see Appendix A on page 23.
(3)	For a reconciliation of segment EBITDA to segment operating income, see Appendix E on page 24.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 10 OF 27

Unaudited Full Year Product Line and Regional Sales

Syngenta	Full Year 2003 $m	Full Year 2002 $m	Actual %	CER(1) %	Ex RR(2) %

Crop Protection	5507	5260	+ 5	- 2	-
Seeds	1071	937	+ 14	+ 5	+ 5

Total	6578	6197	+ 6	- 1	+ 1

Crop Protection

Product line
Selective herbicides	1717	1606	+ 7	+ 1	+ 2
Non-selective herbicides	616	650	- 5	- 10	- 10
Fungicides	1438	1398	+ 3	- 6	- 4
Insecticides	960	855	+ 12	+ 7	+ 10
Professional products	642	585	+ 9	+ 4	+ 7
Others	134	166	- 19	- 29	- 28

Total	5507	5260	+ 5	- 2	-

Regional
Europe, Africa and Middle East	2053	1919	+ 7	- 8	- 5
NAFTA	1853	1864	- 1	- 1	-
Latin America	750	596	+ 26	+ 26	+ 26
Asia Pacific	851	881	- 3	- 10	- 6

Total	5507	5260	+ 5	- 2	-

Seeds

Product line
Field Crops	570	503	+ 13	+ 4
Vegetables and Flowers	501	434	+ 16	+ 5

Total	1071	937	+ 14	+ 5

Regional
Europe, Africa and Middle East	538	427	+ 26	+ 6
NAFTA	394	396	- 1	- 1
Latin America	79	65	+ 22	+ 22
Asia Pacific	60	49	+ 22	+ 14

Total	1071	937	+ 14	+ 5

(1)	Growth at constant exchange rates, see Appendix A on page 23.
(2)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 11 OF 27

Unaudited Second Half Product Line and Regional Sales

Syngenta	2nd Half 2003 $m	2nd Half 2002 $m	Actual %	CER(1) %	Ex RR(2) %

Crop Protection	2137	2004	+ 6	+ 1	+ 3
Seeds	336	291	+ 16	+ 9	+ 9

Total	2473	2295	+ 8	+ 2	+ 4

Crop Protection

Product line
Selective herbicides	530	481	+ 10	+ 4	+ 7
Non-selective herbicides	252	269	- 7	- 11	- 11
Fungicides	540	527	+ 2	- 3	- 1
Insecticides	454	375	+ 21	+ 17	+ 19
Professional products	314	281	+ 11	+ 6	+ 10
Others	47	71	- 35	- 40	- 40

Total	2137	2004	+ 6	+ 1	+ 3

Regional
Europe, Africa and Middle East	718	701	+ 2	- 9	- 7
NAFTA	508	486	+ 5	+ 5	+ 7
Latin America	507	386	+ 31	+ 31	+ 31
Asia Pacific	404	431	- 6	- 12	- 9

Total	2137	2004	+ 6	+ 1	+ 3

Seeds

Product line
Field Crops	140	122	+ 15	+ 10
Vegetables and Flowers	196	169	+ 16	+ 8

Total	336	291	+ 16	+ 9

Regional
Europe, Africa and Middle East	144	111	+ 29	+ 14
NAFTA	108	126	- 15	- 15
Latin America	54	32	+ 71	+ 71
Asia Pacific	30	22	+ 40	+ 30

Total	336	291	+ 16	+ 9

(1)	Growth at constant exchange rates, see Appendix A on page 23.
(2)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 12 OF 27

Unaudited Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter 2003 $m	4th Quarter 2002 $m	Actual %	CER(1) %	Ex RR(2) %

Crop Protection	1121	1023	+ 10	+ 3	+ 5
Seeds	179	173	+ 3	- 2	- 2

Total	1300	1196	+ 9	+ 2	+ 4

Crop Protection

Product line
Selective herbicides	285	280	+ 2	- 5	- 3
Non-selective herbicides	107	110	- 3	- 8	- 8
Fungicides	316	295	+ 7	- 1	+ 1
Insecticides	242	177	+ 37	+ 31	+ 33
Professional products	143	126	+ 14	+ 8	+ 15
Others	28	35	- 21	- 27	- 27

Total	1121	1023	+ 10	+ 3	+ 5

Regional
Europe, Africa and Middle East	376	367	+ 2	- 11	- 10
NAFTA	219	238	- 8	- 7	- 4
Latin America	279	177	+ 57	+ 56	+ 56
Asia Pacific	247	241	+ 2	- 6	- 3

Total	1121	1023	+ 10	+ 3	+ 5

Seeds

Product line
Field Crops	82	88	- 8	- 11
Vegetables and Flowers	97	85	+ 16	+ 8

Total	179	173	+ 3	- 2

Regional
Europe, Africa and Middle East	52	40	+ 29	+ 11
NAFTA	86	101	- 15	- 16
Latin America	24	19	+ 29	+ 29
Asia Pacific	17	13	+ 37	+ 25

Total	179	173	+ 3	- 2

(1)	Growth at constant exchange rates, see Appendix A on page 23.
(2)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 13 OF 27

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS). A reconciliation to US GAAP has been prepared for US investors.

Condensed Consolidated Income Statement

For the year to 31 December	2003 $m	2002 $m

Sales	6578	6197
Cost of goods sold	(3293)	(3132)

Gross profit	3285	3065
Marketing & distribution	(1204)	(1146)
Research and development	(727)	(697)
General and administrative	(645)	(582)
Restructuring and impairment	(163)	(396)

Operating income	546	244
Income/(loss) from associates and joint ventures	(1)	(7)
Financial expenses, net	(134)	(188)

Income before taxes and minority interests	411	49
Income tax expense	(139)	(70)

Income/(loss) before minority interests	272	(21)
Minority interests	(4)	(6)

Net income/(loss)	268	(27)

Earnings/(loss) per share(1)
- Basic	$2.64	$(0.26)
- Diluted	$2.63	$(0.26)

(1)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2003 basic EPS 101,682,672 and diluted EPS 101,952,669; 2002 basic EPS 101,541,119 and diluted EPS 101,635,654.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 14 OF 27

Condensed Consolidated Balance Sheet

	31 December 2003 $m	31 December 2002 $m

Assets
Current assets
Cash and cash equivalents	206	232
Trade accounts receivable	1707	1602
Other accounts receivable	308	243
Other current assets	696	516
Inventories	1811	1704

Total current assets	4728	4297

Non-current assets
Property, plant and equipment	2374	2310
Intangible assets	2658	2813
Investments in associates and joint ventures	107	95
Deferred tax assets	668	666
Other financial assets	430	345

Total non-current assets	6237	6229

Total assets	10965	10526

Liabilities and equity
Current liabilities
Trade accounts payable	(862)	(725)
Current financial debts	(749)	(1207)
Income taxes payable	(289)	(210)
Other current liabilities	(747)	(794)
Provisions	(265)	(222)

Total current liabilities	(2912)	(3158)

Non-current liabilities
Non-current financial debts	(1017)	(925)
Deferred tax liabilities	(1071)	(1098)
Provisions	(845)	(915)

Total non-current liabilities	(2933)	(2938)

Total liabilities	(5845)	(6096)
Minority interests	(67)	(80)
Total shareholders’ equity	(5053)	(4350)

Total liabilities and equity	(10965)	(10526)

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 15 OF 27

Condensed Consolidated Cash Flow Statement

For the year to 31 December	2003 $m	2002 $m

Operating income	546	244

Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	312	374
Intangible assets	243	282
Loss/(gain) on disposal of fixed assets	(67)	(26)
Charges in respect of provisions	420	432
Cash (paid)/received in respect of;
Interest and other financial receipts	72	181
Interest and other financial payments	(185)	(398)
Taxation	(120)	(191)
Restructuring provisions	(210)	(246)
Contributions to pension schemes	(110)	(209)
Other provisions	(157)	(49)

Cash flow before working capital changes	744	394
Change in net current assets and other operating cash flows	55	408

Cash flow from operating activities	799	802

Additions to property, plant and equipment	(221)	(165)
Proceeds from disposals of property, plant and equipment	36	54
Purchase of intangibles, investments in associates and other financial assets	(58)	(166)
Proceeds from disposals of intangible and financial assets	21	6
Proceeds from business divestments	14	11
Acquisition of minorities	(29)	-

Cash flow used for investing activities	(237)	(260)

Increases in third party interest-bearing debt	369	511
Repayment of third party interest-bearing debt	(938)	(1067)
Sale of Treasury stock	4	3
Dividends paid to group shareholders	(65)	(48)
Dividends paid to minorities	(4)	(6)

Cash flow used for financing activities	(634)	(607)

Net effect of currency translation on cash and cash equivalents	46	9

Net change in cash and cash equivalents	(26)	(56)

Cash and cash equivalents at the beginning of the period	232	288

Cash and cash equivalents at the end of the period	206	232

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 16 OF 27

Condensed Consolidated Statement of Changes in Equity

Total equity $m)

31 December 2001	4086

Net income	(27)
Unrealized holding gains/(losses) on available for sale financial assets	(40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	30
Income tax (charged)/credited to equity	34
Dividends paid to group shareholders	(48)
Issue of shares under employee purchase plan	3
Foreign currency translation effects	312

31 December 2002	4350

Net income	268
Unrealized holding gains/(losses) on available for sale financial assets	17
Unrealized gains/(losses) on derivatives designated as cash flow hedges	44
Income tax (charged)/credited to equity	8
Acquisition of minority interests	(5)
Dividends paid to group shareholders	(65)
Issue of shares under employee purchase plan	4
Foreign currency translation effects	432

31 December 2003	5053

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 17 OF 27

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the year ended 31 December 2003 are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2003 Financial Report, applied consistently. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the year ended 31 December 2002 and 2003 as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: New Accounting Standards - IFRS

With effect from 1 January 2003, Syngenta adopted IAS 41, ‘Agriculture’. This did not have a material effect on the consolidated financial statements.

The effect of adoption of new US GAAP accounting pronouncements is described in Note 7 to the condensed consolidated financial statements below.

Note 3: Changes in the Scope of Consolidation

On 28 January 2003 additional shares were acquired in Syngenta India Limited increasing Syngenta's shareholding to 84 percent from 51 percent. The acquisition was accounted for under the purchase method at a cost of $29 million. Goodwill of $6 million was recognized on this transaction and will be amortized over a period of 10 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 18 OF 27

Note 4: Restructuring and Impairment

For the year to 31 December	2003		2002
	$m	$m	$m	$m

Merger integration costs		(21)		(28)
Restructuring costs:
Write-off or impairment
- property, plant & equipment	(44)		(102)
- intangible assets	-		(32)
Non-cash pension restructuring charges	9		(14)
Cash costs	(163)		(220)
Total		(198)		(368)
Other impairment of assets		-		-
Gains from product disposals		17		-
Gain on sale of technology & intellectual property license		39		-

Total restructuring and impairment charge		(163)		(396)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

In 2003 Syngenta signed a research agreement with Diversa Corporation (‘Diversa’), under which Diversa acquired an exclusive, royalty-free perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California. Costs relating to the closure are included in restructuring costs.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

Restructuring and impairment charges in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. The post-tax impact of restructuring and impairment reduced diluted earnings per share by $0.93 to $2.63 during 2003 (by $2.87 to $(0.26) in 2002).

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 19 OF 27

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 2003	Average 2002	Period end 31 December 2003	Period end 31 December 2002

Brazilian real. BRL	3.12	2.89	2.90	3.54
Swiss franc. CHF	1.35	1.57	1.24	1.39
Euro. EUR	0.89	1.07	0.79	0.95
British pound. GBP	0.61	0.67	0.56	0.62
Japanese yen. JPY	116.5	125.6	106.9	118.7

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 6: Reconciliation to US GAAP from the Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

Net income (for the year ended 31 December)	2003 $m	2002 $m

Net income/(loss) under IFRS	268	(27)
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	43	46
Other acquisitions	(67)	(167)
Impairment losses	(3)	(30)
Restructuring charges	32	(3)
Pension provisions (including post-retirement benefits)	2	1
Stock-based compensation	(4)	(3)
Deferred taxes on unrealized profit in inventory	36	(4)
Other items	(4)	(2)
Deferred tax effect on US GAAP adjustments	(41)	24

Net income/(loss) under US GAAP	262	(165)

Weighted average number of ordinary shares in issue (million) – basic	101.68	101.54
Weighted average number of ordinary shares in issue (million) – diluted	101.92	101.64

Earnings/(loss) per share under US GAAP - basic and diluted	$2.57	$(1.62)

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 20 OF 27

For the year ended 31 December 2003, the net income under IFRS was $268 million, compared to a net income of $262 million under US GAAP.

The differences for purchase accounting result from the application of different purchase accounting requirements under IFRS and US GAAP to business combinations completed in prior periods, and the different subsequent accounting for goodwill. These different IFRS and US GAAP purchase accounting requirements resulted in different balance sheet values for goodwill and intangible assets related to those business combinations. For intangible assets, this has led to different amortization charges in each subsequent accounting period, including 2002 and 2003. Also, as Syngenta adopted SFAS No. 142 ‘Goodwill and Intangible Assets’, as of 1 January 2002, it ceased to record goodwill amortization for US GAAP from that date. The difference of $43 million arising in pre-tax income in respect of purchase accounting for Zeneca agrochemicals principally represents the goodwill amortization expense recorded under IFRS. The difference of $(67) million in pre-tax income in respect of other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.

The difference of $32 million in pre-tax income in respect of restructuring provisions mainly represents employee termination costs which have been recorded under IFRS, but have not been recognized for US GAAP because the employees affected will continue to work beyond the minimum retention period stipulated by SFAS No.146. These costs will be recognized for US GAAP in future periods as the employees complete their remaining service.

Equity (as at 31 December)	2003 $m	2002 $m

Equity under IFRS	5053	4350
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(494)	(483)
Other acquisitions	868	931
Impairment losses	23	23
Restructuring charges	26	(7)
Pension provisions (including post-retirement benefits)	(166)	(97)
Stock-based compensation	-	-
Deferred taxes on unrealized profit in inventory	(3)	(37)
Other items	32	27
Deferred tax effect on US GAAP adjustments	(144)	(174)

Equity under US GAAP	5195	4533

The difference arising in shareholders' equity for pension provisions at 31 December 2003 includes $75 million which was directly charged to US GAAP shareholders' equity in 2003 (2002: $94 million), due to falls during 2003 in the corporate bond yields which determine the discount rate used to value the pension liability, offset only partly by the recovery in asset market values. US GAAP, unlike IFRS, requires provisions to be at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. This adjustment did not affect cash or earnings.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 21 OF 27

Note 7: New US GAAP Accounting Pronouncements

SFAS No. 143, ‘Accounting for Asset Retirement Obligations’, was adopted by Syngenta with effect from 1 January 2003 and did not have a material effect on the financial statements.

SFAS No. 146, ‘Accounting for Costs Associated with Exit and Disposal Activities’, was adopted by Syngenta with effect from 1 January 2003 and applies to exit and disposal activities initiated after 31 December 2002. Therefore it had no effect on the opening balance of consolidated retained earnings at 1 January 2003. SFAS No. 146 superseded EITF 94-3. Restructuring costs of $32 million, which would have been recognized in net income for the year ended 31 December 2003 had EITF 94-3 still been in force, will be recognized in later periods in accordance with SFAS No. 146.

The initial recognition and initial measurement provisions of FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’, were adopted by Syngenta with effect from 1 January 2003, and did not have a material effect on the financial statements.

FASB Interpretation No. 46 (Revised December 2003), ‘Consolidation of Variable Interest Entities’, was adopted by Syngenta with effect from 1 January 2003 and did not have a material effect on the scope of consolidation or on the financial statements.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 22 OF 27

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 20 for information on average exchange rates in 2003 and 2002.

Appendix B: Sales Excluding Range Rationalization (Ex RR)

Following the formation of Syngenta, the Crop Protection business has set out to improve business quality and create value through the rationalization and modernization of the product portfolio. From 121 active ingredients (AIs) at the time of the merger, plans are in place to reduce the portfolio to 76 AIs and the range had been reduced to 83 AIs by the end of 2003. In addition, various third party products previously formulated and distributed by Syngenta but generating lower levels of profitability have been exited. Sales growth rates excluding rationalization impact has been calculated by excluding the sales decline at constant exchange rates between current year and prior period caused by these phase-out products.

Appendix C: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year to 31 December	2003 $m	2002 $m

Cash flow from operating activities	799	802
Cash flow used for investing activities	(237)	(260)

Free cash flow	562	542

Foreign exchange effect on cash and cash equivalents	46	9

Free cash flow, including foreign exchange effect (1)	608	551

(1)	Free cash flow disclosed by Syngenta in prior periods included the effect of foreign exchange movements on cash and cash equivalents. Management believes it to be more prudent to exclude this translation effect in determining free cash flow.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 23 OF 27

Appendix D: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of gross cash flow generation and is used by Syngenta for performance monitoring and as the basis of part of employee incentive schemes. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	2003	2002
	$m	$m

Net Income in accordance with IFRS	268	(27)
Minority interests	4	6
Income tax expense	139	70
Financial expense, net	134	188
Pre-tax restructuring and impairment	163	396
Depreciation, amortization and other impairment	511	521

EBITDA	1219	1154

Appendix E: Reconciliation of Segment EBITDA to Segment Operating Income (1)

	2003			2002
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m

Operating income	780	100	(171)	745	68	(173)
Income/(loss) from associates and joint ventures	(1)	2	(2)	(4)	-	(3)
Depreciation, amortization and other impairment	460	44	7	473	41	7

EBITDA	1239	146	(166)	1214	109	(169)

(1)	Excluding restructuring and impairment, see Note 4 on page 19.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 24 OF 27

Appendix F: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2003 $m	2002 $m

Opening balance at 1 January	1671	2219
Acquisitions and disposals	-	-
Other non-cash items	(33)	2
Foreign exchange effect on debt	68	(59)
Sale of Treasury Stock	(4)	(3)
Dividends paid to group shareholders	65	48
Dividends paid to minorities	4	6
Free cash flow	(562)	(542)

Closing balance as at 31 December	1209	1671

Constituents of closing balance;
Cash and cash equivalents	(206)	(232)
Current financial debts	749	1207
Non-current financial debts	1017	925
Financing-related derivatives (1)	(351)	(229)

Closing balance at 31 December	1209	1671

(1) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:

	2003 $m	2002 $m

Net debt	1209	1671
Shareholders’ equity	5053	4350

Debt/Equity gearing ratio (%)	24%	38%

Appendix G: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2003 $m	2002 $m

Inventories	1811	1704
Trade accounts receivable	1707	1602
Trade accounts payable	(862)	(725)

Net trade working capital	2656	2581

Twelve-month sales	6578	6197
Trade working capital as percentage of sales (%)	40%	42%

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 25 OF 27

Announcements and Meetings

AGM and first quarter trading statement 2004	27 April 2004
Announcement of half year results 2004	29 July 2004
Third quarter trading statement 2004	22 October 2004
Announcement of 2004 full year results	10 February 2005

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FLEX®	broad spectrum broad-leaf weed herbicide for soybeans
FUSILADE®	grass weed killer for broad-leaf crops
LUMAXTM	unique season-long grass and broad leaf weed control
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
TOUCHDOWN® IQ®	improved TOUCHDOWN®
Fungicides
ACANTO®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVID®	acaricide for ornamentals
BARRICADE®	pre-emergence crabgrass herbicide for turf
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSETM	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 26 OF 27

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs

SEGA Aktienregister AG	The Bank of New York
P.O.Box	Shareholder Relations
CH-4601 Olten	PO Box 11258
Church Street Station
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917

Registered Office
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA FULL YEAR RESULTS 2003 / PAGE 27 OF 27

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004
SYNGENTA AG

By:	/s/ Christoph Mäder

	Name:	Christoph Mäder
	Title:	General Counsel

By:	/s/ Daniel Michaelis

	Name:	Daniel Michaelis
	Title:	Senior Corporate Counsel